SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13E-3 RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

GUCCI GROUP N.V. (Name of the Issuer)

GUCCI GROUP N.V. (Name of Person(s) Filing Statement)

COMMON SHARES, NOMINAL VALUE €1.02 PER SHARE (Title of Class of Securities)

401566104 (CUSIP Number of Class of Securities)

Allan A. Tuttle
Gucci Group N.V.
Rembrandt Tower Amstelplein 1
HA 1096 Amsterdam
The Netherlands
011 31 20 462 1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Scott V. Simpson
Ann Beth Bejgrowicz
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS, England
011 44 20 7519 7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee*
Transaction Valuation	Amount of Filing Fee
$3,171,706,823.44	$401,865.40

*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,088,247 Common Shares, nominal value(euro)1.02 per share (the "Shares"), of Gucci Group N.V., at a purchase price of $85.52 per Share net in cash. Such number of Shares represents the 101,106,921 Shares outstanding as of March 31, 2004, less the 67,570,154 Shares already beneficially owned by Pinault-Printemps-Redoute S.A., plus 3,551,480 Shares issuable on exercise of options to purchase Shares, which options (i) were vested and exercisable as of March 31, 2004 or would become vested and exercisable prior to the expiration of the Offer and (ii) include 2,450,000 "out of the money" options, having an exercise price that exceeds the Offer Price.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party: Form or Registration No.: Date Filed:	$401,865.40 Pinault-Printemps-Redoute S.A. Schedule TO/13E-3 April 1, 2004

INTRODUCTION

This Schedule 13E-3 Transaction Statement, filed on behalf of Gucci Group N.V., a naamlooze vennootschap organized under the laws of the Netherlands (“Gucci” or the “Company”), relates to the offer by Pinault-Printemps-Redoute S.A. (“PPR”), a société anonyme organized under the laws of the Republic of France, to purchase any and all outstanding shares that are not beneficially owned by PPR, at $85.52 per share net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase dated April 1, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, (which, together with any amendments or supplements thereto constitute the “Offer”).

The Offer is disclosed in a combined Tender Offer statement and Schedule 13E-3 Transaction Statement on ScheduleTO (“the Schedule TO”), filed by PPR with the Securities and Exchange Commission (the “SEC”) on April 1, 2004. The Schedule TO states that the address and phone number of PPR’s principal executive offices are 10, Avenue Hoche, 75381 Paris Cedex 08, France, 011 33 1 45 64 61 00.

In response to the Offer, Gucci filed a Solicitation/Recommendation Statement on Schedule 14D-9 on April 1, 2004, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on April 20, 2004 and by Amendment No. 2 to the Schedule 14D-9 filed on April 21, 2004 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address

The name of the subject company is Gucci Group N.V., a naamlooze vennootschap organized under the laws of the Netherlands (“Gucci” or the “Company”). The Company is one of the world’s leading multi-brand luxury goods companies. The Company designs, produces and distributes high-quality personal luxury items, including women’s and men’s ready-to-wear clothing, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The address and telephone number of the Company’s principal executive offices is Rembrandt Tower, Amstelplein 1, HA 1096 Amsterdam, the Netherlands, 001 31 20 462 1700. The Company’s website address is www.guccigroup.com. The information on the Company’s website should not be considered part of this statement.

(b)	Securities

The title of the class of equity securities to which this statement relates is the Company’s common shares, nominal value EUR1.02 per share (“the Shares”). As of March 31, 2004, there were 101,106,921 shares outstanding.

(c)	Trading Market and Price

The information set forth in the Offer to Purchase under “Offer– Price Range of Shares; Dividends” is incorporated herein by reference.

(d)	Dividends

The information set forth in the Offer to Purchase under “Offer– Price Range of Shares; Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings

Not applicable.

(f)	Prior Stock Purchases

The information set forth in the Offer to Purchase under “Schedule III–Gucci Group N.V.” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address

The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Business and Background of Entities

The information set forth in the Offer to Purchase under “Offer—Certain Information Concerning Gucci—General” and “Offer—Certain Information Concerning PPR” is incorporated herein by reference.

(c)	Business and Background of Natural Persons

The information set forth in the Offer to Purchase “Schedule I—Directors and Officers of PPR and Artémis”, and “Schedule II—Directors and Officers of Gucci” is hereby incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms; Tender Offers

The information set forth in the Offer to Purchase in “Summary”, “Offer—Terms of the Offer; Expiration Date”; “Offer—Extension of Tender Period; Termination; Amendment; Subsequent Offering Period”; “Offer—Acceptance for Payment and Payment”; “Offer—Procedure for Tendering Shares”; “Offer—Withdrawal Rights, and “Offer—Certain United States Federal Income Tax and Netherlands Tax Consequences” is incorporated herein by reference.

(b)	Purchases

The information set forth in the Offer to Purchase in “Special Factors—Related Party Transactions” is incorporated herein by reference.

(c)	Different Terms

None.

(f)	Eligibility for Listing or Trading

Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions

The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Shares”; “Special Factors—Related Party Transactions”; “Special Factors—Background of the Offer”; and “Special Factors—Agreements Relating to the Settlement” is incorporated herein by reference.

(b)	Significant Corporate Events

The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer”; and “Special Factors—Agreements Relating to the Settlement” is incorporated herein by reference.

(c)	Negotiations or Contacts

The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer”; and “Special Factors—Agreements Relating to the Settlement” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Shares”; “Special Factors—Related Party Transactions”; “Special Factors—Background of the Offer”; and “Special Factors—Agreements Relating to the Settlement” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired

The information set forth in the Offer to Purchase under “Special Factors—Plans for Gucci After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(1)-(8)	Plans

The information set forth in the Offer to Purchase under “Special Factors—Plans for Gucci After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes

The information set forth in the Offer to Purchase in “Special Factors—Background of the Offer” and “Special Factors—Plans for Gucci After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)	Alternatives

Not Applicable.

(c)	Reasons

The information set forth in the Offer to Purchase in “Special Factors—Background of the Offer” and “Special Factors—Plans for Gucci After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(d)	Effects

The information set forth in the Offer to Purchase in “Special Factors—Background of the Offer” and “Special Factors—Plans for Gucci After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a)	Fairness

The information set forth in the Offer to Purchase in “Special Factors—Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Offer to Purchase in “Special Factors—Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer” is incorporated herein by reference.

(c)	Approval of Security Holders

The information set forth in Offer to Purchase under “Special Factors—Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer” and “Special Factors—Shareholders’ Meeting” is incorporated herein by reference.

(d)	Unaffiliated Representative

The Independent Directors have not retained any unaffiliated representatives for the purpose of representing unaffiliated security holders in negotiating the terms of the 13e-3 transaction, or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under “Special Factors—Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer” is incorporated herein by reference.

(e)	Approval of Directors

The information set forth in the Offer to Purchase in “Special Factors—Recommendation of the Independent Directors, the Gucci Supervisory Board and the Gucci Management Board; Fairness of the Offer” is incorporated herein by reference.

(f)	Other Offers

Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal

The information set forth in “Special Factors—Opinions of Gucci’s Financial Advisors” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Special Factors—Opinions of Gucci’s Financial Advisors” is incorporated herein by reference.

(c)	Availability of Documents

The opinions of Morgan Stanley and UBS are attached as Annex A and Annex B, respectively, to the Offer to Purchase, and are available for inspection and copying at Gucci’s principal executive offices.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds

The information contained in the Offer to Purchase “Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions

The information contained in the Offer to Purchase “Offer—Source and Amount of Funds” is incorporated by reference herein.

(c)	Expenses

The information set forth in the Offer to Purchase “Offer—Fees and Expenses” and “Special Factors—Opinions of Gucci’s Financial Advisors” is incorporated herein by reference.

(d)	Borrowed Funds

The information set forth in the Offer to Purchase “Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership

The information set forth in the Offer to Purchase “Special Factors—Beneficial Ownership of Shares” is incorporated by reference herein.

(b)	Securities Transactions

Not applicable.

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Shares—Intent of Directors and Officers to Tender into the Offer” is incorporated herein by reference.

(e)	Recommendations of Others

None.

Item 13.	Financial Statements.

(a)	Financial Information

The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning Gucci—Selected Financial Information”, in Annex D to the Offer to Purchase and in Exhibit (a)(5)(V) is incorporated herein by reference.

(b)	Pro Forma Information

Not material.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations

Gucci retained Morgan Stanley to provide a fairness opinion to the Supervisory Board and Management Board in connection with the Offer. Because Morgan Stanley had been involved in the original structuring and negotiation of the Offer, the Independent Directors also directed Gucci’s officers to appoint a second financial institution, in addition to Morgan Stanley, to provide a fairness opinion to the Supervisory Board and the Management Board. In accordance with the instructions of the Independent Directors, UBS was engaged by Gucci to provide a second fairness opinion in connection with the Offer.

The Independent Directors did not receive additional compensation for their role in evaluating the Offer.

Neither Gucci nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations.

(b)	Employees and Corporate Assets

None.

Item 15.	Additional Information.

(b)	Other Material Information

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Updated Offer to Purchase, incorporated by reference to Amendment No. 3 to the Schedule TO filed on April 22, 2004.

(a)(1)(B)	Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule TO.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(4) of the Schedule TO.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(5) of the Schedule TO.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(6) of the Schedule TO.

(a)(1)(H)	Summary of advertisement dated April 1, 2004, incorporated by reference to Exhibit (a)(7) of the Schedule TO.

(a)(1)(I)	Dutch advertisement dated April 1, 2004, incorporated by reference to Exhibit (a)(8) of the Schedule TO.

(a)(1)(J)	Application Form, Deed of Transfer (for holders of Dutch Registered Shares), incorporated by reference to Exhibit (a)(9) of the Schedule TO.

(a)(5)(A)	Press release issued by PPR dated July 3, 2002, incorporated by reference to Exhibit (a)(9) of the Schedule TO.

(a)(5)(B)	Press release issued by Gucci dated July 16, 2002, incorporated by reference to Exhibit (a)(10) of the Schedule TO.

(a)(5)(C)	Press release issued by Gucci dated January 24, 2003, incorporated by reference to Exhibit (a)(11) of the Schedule TO.

(a)(5)(D)	Press release issued by PPR dated January 24, 2003, incorporated by reference to Exhibit (a)(12) of the Schedule TO.

(a)(5)(E)	Press release issued by PPR dated May 2, 2003, incorporated by reference to Exhibit (a)(13) of the Schedule TO.

(a)(5)(F)	Press release issued by PPR dated May 9, 2003, incorporated by reference to Exhibit (a)(14) of the Schedule TO.

(a)(5)(G)	Press release issued by Gucci dated May 28, 2003, incorporated by reference to Exhibit (a)(15) of the Schedule TO.

(a)(5)(H)	Press release issued by PPR dated July 23, 2003, incorporated by reference to Exhibit (a)(16) of the Schedule TO.

(a)(5)(I)	Press release issued by PPR dated August 22, 2003, incorporated by reference to Exhibit (a)(17) of the Schedule TO.

(a)(5)(J)	Press release issued by PPR dated September 25, 2003, incorporated by reference to Exhibit (a)(18) of the Schedule TO.

(a)(5)(K)	Press release issued by PPR dated October 3, 2003, incorporated by reference to Exhibit (a)(19) of the Schedule TO.

(a)(5)(L)	Press release issued by Gucci and PPR dated November 4, 2003, incorporated by reference to Exhibit (a)(20) of the Schedule TO.

(a)(5)(M)	Press release issued by Gucci dated February 16, 2004, incorporated by reference to Exhibit (a)(21) of the Schedule TO.

(a)(5)(N)	Press release issued by Gucci dated March 3, 2004, incorporated by reference to Exhibit (a)(22) of the Schedule TO.

(a)(5)(O)	Press release issued by PPR dated March 22, 2004, incorporated by reference to Exhibit (a)(23) of the Schedule TO.

(a)(5)(P)	Press release issued by Gucci dated April 1, 2004, incorporated by reference to Exhibit (a)(25) of the Schedule TO.

(a)(5)(Q)	Press release issued by PPR dated April 1, 2004, incorporated by reference to Exhibit (a)(26) of the Schedule TO.

(a)(5)(R)	Financial information of Gucci for the fiscal year ended January 31, 2004, required by the Autoriteit Financiele Markten to be made available, incorporated by reference to Exhibit (a)(5)(R) of Amendment No. 1 to the Schedule 14D-9 filed April 20, 2004.

(a)(5)(S)	Press release issued by Gucci dated April 19, 2004 announcing the availability of certain financial information of Gucci Group N.V., incorporated by reference to Exhibit (a)(5)(S) of Amendment No. 1 to the Schedule 14D-9 filed April 20, 2004.

(a)(5)(T)	Press release issued by Gucci dated April 21, 2004 announcing that Gucci Group has appointed a new Chief Executive Officer, incorporated by reference to Exhibit (a)(5)(T) of Amendment No. 2 to the Schedule 14D-9 filed April 21, 2004.

(a)(5)(U)	Letter from Serge Weinberg to Gucci Group Employees dated April 21, 2004, incorporated by reference to Exhibit (a)(29) of Amendment No. 3 to the Schedule TO filed April 22, 2004.

(a)(5)(V)	Computation of Ratio of Earnings to Fixed Charges, incorporated by reference to Exhibit (a)(30) of Amendment No. 3 to the Schedule TO filed April 22, 2004.

(c)(1)	Opinion of Morgan Stanley, dated March 29, 2004 (Included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(c)(2)	Opinion of UBS, dated March 29, 2004,(included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(c)(3)	Opinion of J.P. Morgan plc, dated March 31, 2004, (Included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(c)(4)	Presentation materials of Morgan Stanley, dated March 29, 2004.

(c)(5)	Presentation Materials UBS, dated March 29, 2004.

(d)(1)	Settlement and Stock Purchase Agreement, dated as of September 9, 2001, by and among Gucci, LVMH Moet Hennesy-Louis Vuitton S.A. and PPR, incorporated by reference to Exhibit (d)(1) of the Schedule TO.

(d)(2)	Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, by and among PPR, Societe Civile de Gestion Financiere Marothi and Gucci, incorporated by reference to Exhibit (d)(2) of the Schedule TO.

(d)(3)	Letter Agreement, dated December 9, 2003, by and between Gucci and Scholefield Goodman B.V., incorporated by reference to Exhibit (d)(3) of the Schedule TO.

(d)(4)	Form of Share Option and Share Appreciation Rights Agreement, dated as of November 7, 2002, by and between Gucci and certain optionholders, incorporated by reference to Exhibit (d)(4) of the Schedule TO.

(d)(5)	Form of Letter Agreement to be entered into by and between Gucci and certain optionholders regarding treatment of unvested options following the Offer, incorporated by reference to Exhibit (d)(5) of the Schedule TO.

(f)	None.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allan A. Tuttle

Name:	Allan A. Tuttle
Title:	General Counsel

Date:	April 23, 2004

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Updated Offer to Purchase, incorporated by reference to Amendment No. 3 to the Schedule TO filed on April 22, 2004.

(a)(1)(B)	Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule TO.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(4) of the Schedule TO.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(5) of the Schedule TO.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(6) of the Schedule TO.

(a)(1)(H)	Summary of advertisement dated April 1, 2004, incorporated by reference to Exhibit (a)(7) of the Schedule TO.

(a)(1)(I)	Dutch advertisement dated April 1, 2004, incorporated by reference to Exhibit (a)(8) of the Schedule TO.

(a)(1)(J)	Application Form, Deed of Transfer (for holders of Dutch Registered Shares), incorporated by reference to Exhibit (a)(9) of the Schedule TO.

(a)(5)(A)	Press release issued by PPR dated July 3, 2002, incorporated by reference to Exhibit (a)(9) of the Schedule TO.

(a)(5)(B)	Press release issued by Gucci dated July 16, 2002, incorporated by reference to Exhibit (a)(10) of the Schedule TO.

(a)(5)(C)	Press release issued by Gucci dated January 24, 2003, incorporated by reference to Exhibit (a)(11) of the Schedule TO.

(a)(5)(D)	Press release issued by PPR dated January 24, 2003, incorporated by reference to Exhibit (a)(12) of the Schedule TO.

(a)(5)(E)	Press release issued by PPR dated May 2, 2003, incorporated by reference to Exhibit (a)(13) of the Schedule TO.

(a)(5)(F)	Press release issued by PPR dated May 9, 2003, incorporated by reference to Exhibit (a)(14) of the Schedule TO.

(a)(5)(G)	Press release issued by Gucci dated May 28, 2003, incorporated by reference to Exhibit (a)(15) of the Schedule TO.

(a)(5)(H)	Press release issued by PPR dated July 23, 2003, incorporated by reference to Exhibit (a)(16) of the Schedule TO.

(a)(5)(I)	Press release issued by PPR dated August 22, 2003, incorporated by reference to Exhibit (a)(17) of the Schedule TO.

(a)(5)(J)	Press release issued by PPR dated September 25, 2003, incorporated by reference to Exhibit (a)(18) of the Schedule TO.

(a)(5)(K)	Press release issued by PPR dated October 3, 2003, incorporated by reference to Exhibit (a)(19) of the Schedule TO.

(a)(5)(L)	Press release issued by Gucci and PPR dated November 4, 2003, incorporated by reference to Exhibit (a)(20) of the Schedule TO.

(a)(5)(M)	Press release issued by Gucci dated February 16, 2004, incorporated by reference to Exhibit (a)(21) of the Schedule TO.

(a)(5)(N)	Press release issued by Gucci dated March 3, 2004, incorporated by reference to Exhibit (a)(22) of the Schedule TO.

(a)(5)(O)	Press release issued by PPR dated March 22, 2004, incorporated by reference to Exhibit (a)(23) of the Schedule TO.

(a)(5)(P)	Press release issued by Gucci dated April 1, 2004, incorporated by reference to Exhibit (a)(25) of the Schedule TO.

(a)(5)(Q)	Press release issued by PPR dated April 1, 2004, incorporated by reference to Exhibit (a)(26) of the Schedule TO.

(a)(5)(R)	Financial information of Gucci for the fiscal year ended January 31, 2004, required by the Autoriteit Financiele Markten to be made available, incorporated by reference to Exhibit (a)(5)(R) of Amendment No. 1 to the Schedule 14D-9 filed April 20, 2004.

(a)(5)(S)	Press release issued by Gucci dated April 19, 2004 announcing the availability of certain financial information of Gucci Group N.V., incorporated by reference to Exhibit (a)(5)(S) of Amendment No. 1 to the Schedule 14D-9 filed April 20, 2004.

(a)(5)(T)	Press release issued by Gucci dated April 21, 2004 announcing that Gucci Group has appointed a new Chief Executive Officer, incorporated by reference to Exhibit (a)(5)(T) of Amendment No. 2 to the Schedule 14D-9 filed April 21, 2004.

(a)(5)(U)	Letter from Serge Weinberg to Gucci Group Employees dated April 21, 2004, incorporated by reference to Exhibit (a)(29) of Amendment No. 3 to the Schedule TO filed April 22, 2004.

(a)(5)(V)	Computation of Ratio of Earnings to Fixed Charges, incorporated by reference to Exhibit (a)(30) of Amendment No. 3 to the Schedule TO filed April 22, 2004.

(c)(1)	Opinion of Morgan Stanley, dated March 29, 2004 (Included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(c)(2)	Opinion of UBS, dated March 29, 2004,(included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(c)(3)	Opinion of J.P. Morgan plc, dated March 31, 2004, (Included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(c)(4)	Presentation materials of Morgan Stanley, dated March 29, 2004.

(c)(5)	Presentation Materials UBS, dated March 29, 2004.

(d)(1)	Settlement and Stock Purchase Agreement, dated as of September 9, 2001, by and among Gucci, LVMH Moet Hennesy-Louis Vuitton S.A. and PPR, incorporated by reference to Exhibit (d)(1) of the Schedule TO.

(d)(2)	Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, by and among PPR, Societe Civile de Gestion Financiere Marothi and Gucci, incorporated by reference to Exhibit (d)(2) of the Schedule TO.

(d)(3)	Letter Agreement, dated December 9, 2003, by and between Gucci and Scholefield Goodman B.V., incorporated by reference to Exhibit (d)(3) of the Schedule TO.

(d)(4)	Form of Share Option and Share Appreciation Rights Agreement, dated as of November 7, 2002, by and between Gucci and certain optionholders, incorporated by reference to Exhibit (d)(4) of the Schedule TO.

(d)(5)	Form of Letter Agreement to be entered into by and between Gucci and certain optionholders regarding treatment of unvested options following the Offer, incorporated by reference to Exhibit (d)(5) of the Schedule TO.

(f)	None.

(g)	None.

(h)	None.